UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 82764 / February 22, 2018

ADMINISTRATIVE PROCEEDING
File No. 3-18333

In the Matter of **Blacksands Petroleum, Inc.,** **China Education Alliance, Inc.,** **DoMark International, Inc., and** **East Coast Diversified Corp.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO BLACKSANDS PETROLEUM, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Blacksands Petroleum, Inc. ("Blacksands" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on January 8, 2018, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Blacksands Petroleum, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

1.   Blacksands (CIK No. 1308137) is a revoked Nevada corporation located in Castlerock, Colorado. At all times relevant to this proceeding, the securities of Blacksands have been registered under Exchange Act Section 12(g). As of January 3, 2018, the company's stock (symbol "BSPE") was quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group Inc. ("OTC Link"), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

2.   Blacksands failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because as of January 8, 2018, it had not filed any periodic reports with the Commission since the period ended April 30, 2015. On January 17, 2018, Blacksands filed a Form 10-K for the periods ended October 31, 2015 and 2016, but as of February 15, 2018, it had failed to file a Form 10-K for the period ended October 31, 2017, and any Forms 10-Q after the period ended April 30, 2015.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of February 23, 2018.

For the Commission, by its Secretary, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.